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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
             (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                                AMENDMENT NO. 2

                       PENNSYLVANIA POWER & LIGHT COMPANY
                                (NAME OF ISSUER)

                              PP&L RESOURCES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                             4 1/2% Preferred Stock
                          3.35% Series Preferred Stock
                          4.40% Series Preferred Stock
                          4.60% Series Preferred Stock
                          5.95% Series Preferred Stock
                          6.05% Series Preferred Stock
                         6.125% Series Preferred Stock
                          6.15% Series Preferred Stock
                       6.33% Series Preferred Stock, and
                          6.75% Series Preferred Stock
                         (TITLE OF CLASS OF SECURITIES)

            (CUSIP No. 709051-40-3) (4 1/2% Preferred Stock)
            (CUSIP No. 709051-20-5) (3.35% Series Preferred Stock) (CUSIP No. 709051-30-4) (4.40% Series Preferred Stock) (CUSIP No. 709051-50-2) (4.60% Series Preferred Stock) (CUSIP No. 709051-66-8) (5.95% Series Preferred Stock) (CUSIP No. 709051-65-0) (6.05% Series Preferred Stock) (CUSIP No. 709051-68-4) (6.125% Series Preferred Stock) (CUSIP No. 709051-64-3) (6.15% Series Preferred Stock) (CUSIP No. 709051-69-2) (6.33% Series Preferred Stock) (CUSIP No. 709051-67-6) (6.75% Series Preferred Stock)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 John R. Biggar
                            Vice President - Finance
                       Pennsylvania Power & Light Company
                            c/o PP&L Resources, Inc.
                             Two North Ninth Street
                         Allentown, Pennsylvania 18101
                            (Tel. No. 610-774-5151)


          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                               FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

                               Page 1 of 5 Pages

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a.  [ ]  The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3 (c) [Sec. 240.13e-
         3(c)] under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.  [X]  A tender offer.
d.  [ ]  None of the above.
         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
----------------------                   --------------------

$465,471,815                                  $93,094

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(l) thereunder, the transaction value was calculated by multiplying 530,189 shares of 4 1/2% Preferred Stock by its purchase price of $80.00 per share, 41,783 shares of 3.35% Series Preferred Stock by its purchase price of $52.02 per share, 228,773 shares of 4.40% Series Preferred Stock by its purchase price of $70.51 per share, 63,000 shares of 4.60% Series Preferred Stock by its purchase price of $73.72 per share, 300,000 shares of 5.95% Series Preferred Stock by its purchase price of $103.93 per share, 250,000 shares of 6.05% Series Preferred Stock by its purchase price of $104.37 per share, 1,150,000 shares of 6.125% Series Preferred Stock by its purchase price of $103.68 per share, 250,000 shares of 6.15% Series Preferred Stock by its purchase price of $104.72 per share, 1,000,000 shares of 6.33% Series Preferred Stock by its purchase price of $104.63 per share, and 850,000 shares of 6.75% Series Preferred Stock by its purchase price of $109.17 per share, and adding all of those numbers together.

/X/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

Amount Previously Paid:       Filing Party:  PP&L Resources, Inc.
     $93,094

Form or Registration No.:     Date Filed:  March 3, 1997
     Schedule 13E-4

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                               EXPLANATORY NOTE

          This Amendment No. 2 amends and supplements the Statement on Schedule 13E-3 filed on March 3, 1997 by incorporating by reference the information contained in the press release dated April 7, 1997 (which reports the results of the tender offer), a copy of which is filed as Exhibit (d)(12) hereto.

ITEM 17.  Material to be Filed as Exhibits.

          Item 9 is hereby amended and supplemented to add the following:

Exhibit
No.            Description
-------        -----------

(d)(12) Press release dated April 7, 1997, incorporated by reference to Exhibit (a)(12) to Amendment No. 2 to Schedule 13E-4 dated April 15, 1997.

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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1997        PP&L RESOURCES, INC.


                              By: /s/John R. Biggar
                                  ---------------------------------
                              Name:   John R. Biggar
                              Title:  Vice President - Finance
                                      Pennsylvania Power & Light
                                        Company

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